15005036

No Act
12/19/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-27-15

Charles R. Monroe, Jr.
Huntington Ingalls Industries, Inc.
charles.monroe@hii-co.com

Re: Huntington Ingalls Industries, Inc.
Incoming letter dated December 19, 2014

Dear Mr. Monroe:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to HII by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated HII's intention to exclude the proposal from HII's proxy materials solely under rule 14a-8(i)(9). We also have received a letter from the proponent dated January 9, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether HII may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Huntington Ingalls Industries, Inc. (HII)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder. This case is similar to AFSCME vs AIG <http://www.lawschoolcasebriefs.net/2012/10/afscme-v-aig-inc-case-brief.html>.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Charles R. Monroe, Jr. <charles.monroe@hii-co.com>

[HII: Rule 14a-8 Proposal, October 12, 2014
Revised October 20, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

An added incentive to vote for this proposal is our clearly improvable corporate governance as summarized in 2014:

GMI Ratings, an independent investment research firm, said Huntington Ingalls had not disclosed specific, quantifiable performance target objectives for our CEO. And unvested equity awards would not lapse upon CEO termination.

GMI said our company's failure to establish and disclose specific standards regarding minimum stock holding standards for our directors may weaken the ability of equity awards to align executives' interests with long-term value creation.

Huntington Ingalls operated in a high environmental impact industry and had not adopted alternative energy practices that would lower its future environmental impacts and also had not identified specific environmental impact reduction targets. Also our company did not utilize the Global Reporting Initiative reporting framework.

Huntington Ingalls shareholders had potential stock dilution of 11%. Meanwhile our company will hopefully transition this year to one-year terms for directors after the 2014 shareholder proposal on this topic by the Illinois State Board of Investment won 97% support.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Huntington
Ingalls
Industries

December 19, 2014

By Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Huntington Ingalls Industries, Inc. 2015 Annual Meeting
Omission of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Huntington Ingalls Industries, Inc. (the "Company" or "we") requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if we omit the shareholder proposal (the "Shareholder Proposal") described below submitted by John Chevedden (the "Proponent") from the proxy materials (the "2015 Proxy Materials") to be distributed in connection with the Company's 2015 annual meeting of stockholders (the "2015 Annual Meeting").

The Company intends to hold its 2015 Annual Meeting on or about April 30, 2015 and to file its definitive proxy materials for the annual meeting with the Commission on or about March 18, 2015. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file the definitive proxy materials.

This request is being submitted by electronic mail. A copy of this letter and its exhibits are also being sent to the Proponent as notice of the Company's intent to omit the Shareholder Proposal from the 2015 Proxy Materials. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Shareholder Proposal

The Shareholder Proposal includes the following resolution: "Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting."

We first received the Shareholder Proposal from the Proponent via email on October 13, 2014. A revised version of the Shareholder Proposal was received from the Proponent via email on October 20, 2014. The full text of the Shareholder Proposal (as revised by the Proponent) and the related correspondence with the Proponent is attached as Exhibit A to this letter.

Basis for Exclusion of the Shareholder Proposal

We request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9), because the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company at its 2015 Annual Meeting.

Background

The Shareholder Proposal requests that the Company's Board of Directors (the "Board") amend the Company's bylaws and each other appropriate governing document to give holders in the aggregate of 20% of the Company's outstanding common stock the power to call a special meeting of stockholders. Presently, neither the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), nor its Restated Bylaws (the "Bylaws") permit stockholders to call a special meeting of stockholders.

We expect the Board to approve submission at the 2015 Annual Meeting, and inclusion in the 2015 Proxy Materials, of a Company proposal requesting stockholder approval of an amendment to the Bylaws requiring that a special meeting of the stockholders be called by the Board (or an authorized committee of the Board) or the Chairperson of the Board following the receipt by the Secretary of the Company of written requests to call a meeting from the holders of at least 25% of the voting power of the outstanding capital stock of the Company (the "Company Proposal"). The Board is scheduled to meet on February 23 and 24, 2015, and expected to approve the proposal at that meeting. Promptly after the Board meeting, we will write to the Staff to confirm that the Board has approved inclusion of the Company Proposal in the 2015 Proxy Materials for consideration by stockholders at the 2015 Annual Meeting.

Analysis

A stockholder proposal may be excluded under Rule 14a-8(i)(9) "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a stockholder-sponsored proposal where it seeks to address a similar right or matter covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (*e.g.*, the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Shareholder Proposal (the right of the Company's stockholders to call a special meeting), but provides that the percentage of the Company's outstanding shares required to exercise the right be set at 25%, rather than the 20% threshold included in the Shareholder Proposal. Because the percentage of the Company's outstanding shares necessary to call a special meeting cannot be set at different levels, the Shareholder Proposal conflicts with the Company Proposal. Submitting the Shareholder Proposal and the Company Proposal at the 2015 Annual Meeting would present alternate and conflicting proposals that would likely result in inconsistent and ambiguous results.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders and create the potential for inconsistent and ambiguous results. *See, e.g., Deere & Company* (Oct. 31, 2014) (shareholder proposal to adopt a 20% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *United Natural Foods, Inc.* (Sept. 10, 2014) (shareholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *Aetna Inc.* (Mar. 14, 2014) (shareholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *Yahoo! Inc.* (Mar. 6, 2014) (shareholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *CF Industries Holdings, Inc.* (Feb. 19, 2014) (shareholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *AmerisourceBergen Corp.* (Nov. 8, 2013) (shareholder proposal to adopt a 10% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *The Walt Disney Co.* (Nov. 6, 2013) (shareholder proposal to adopt a 10% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *Norfolk Southern Corp.* (Jan. 11, 2013) (shareholder proposal to adopt a 10% special meeting right conflicted with a company proposal to adopt a 20% special meeting right).

The Company believes that the facts in the present case are substantially similar to those in the above-described no-action letters where no-action relief was afforded each company seeking such relief. Specifically, in this instance, the Shareholder Proposal seeks a bylaw amendment to permit stockholders holding at least 20% of the outstanding common stock of the Company to call special meetings of the Company's stockholders, whereas the Company Proposal will seek the approval of the Company's stockholders for an amendment to the Company's Bylaws that will permit stockholders owning 25% or more of the Company's outstanding common stock to require that a special meeting of the Company's stockholders be called. The Company believes that the inclusion of each of the Shareholder Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the Shareholder Proposal may be excluded from the Company's 2015 Proxy Materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (757) 534-2727 if you require any additional information relating to this matter.

Sincerely,

Charles R. Monroe, Jr.
Assistant General Counsel

Enclosures

cc: John Chevedden

Exhibit A

Correspondence with Proponent

Monroe, Charles R., Jr.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, October 13, 2014 12:32 AM
To: Monroe, Charles R., Jr.
Subject: EXT :Rule 14a-8 Proposal (HII)``
Attachments: CCE00001.pdf

Mr. Monroe,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more then $1 million in shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Mr. Bruce N. Hawthorne
Secretary
Huntington Ingalls Industries, Inc. (HII)
4101 Washington Avenue
Newport News, VA 23607
PH: 757-380-2000

Dear Mr. Hawthorne,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB MEMORANDUM M-07-16 Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16

Sincerely,

John Chevedden — October 12, 2014
John Chevedden — Date

FISMA & OMB MEMORANDUM M-07-16
Continuous company shareholder since 2011

cc: Charles R. Monroe, Jr. <charles.monroe@hii-co.com>
Assistant General Counsel
PH: 757-534-2727
FX: 757-688-1408

[HII: Rule 14a-8 Proposal, October 12, 2014]

4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% or less of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

An added incentive to vote for this proposal is our clearly improvable corporate governance as summarized in 2014:

GMI Ratings, an independent investment research firm, said Huntington Ingalls had not disclosed specific, quantifiable performance target objectives for our CEO. And unvested equity awards would not lapse upon CEO termination.

GMI said our company's failure to establish and disclose specific standards regarding minimum stock holding standards for our directors may weaken the ability of equity awards to align executives' interests with long-term value creation.

Huntington Ingalls operated in a high environmental impact industry and had not adopted alternative energy practices that would lower its future environmental impacts and also had not identified specific environmental impact reduction targets. Also our company did not utilize the Global Reporting Initiative reporting framework.

Huntington Ingalls shareholders had potential stock dilution of 11%. Meanwhile our company will hopefully transition this year to one-year terms for directors after the 2014 shareholder proposal on this topic by the Illinois State Board of Investment won 97% support.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, October 20, 2014 10:59 PM
To: Monroe, Charles R., Jr.
Subject: EXT :Rule 14a-8 Proposal Revision (HII)"

Mr. Monroe,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more than $1 million in shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Mr. Bruce N. Hawthorne
Secretary
Huntington Ingalls Industries, Inc. (HII)
4101 Washington Avenue
Newport News, VA 23607
PH: 757-380-2000

REVISED OCT. 20 2014

Dear Mr. Hawthorne,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email ***FISMA & OMB MEMORANDUM M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16*** ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden
FISMA & OMB MEMORANDUM M-07-16
Continuous company shareholder since 2011

October 12, 2014
Date

cc: Charles R. Monroe, Jr. <charles.monroe@hii-co.com>
Assistant General Counsel
PH: 757-534-2727
FX: 757-688-1408

[HII: Rule 14a-8 Proposal, October 12, 2014
Revised October 20, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

An added incentive to vote for this proposal is our clearly improvable corporate governance as summarized in 2014:

GMI Ratings, an independent investment research firm, said Huntington Ingalls had not disclosed specific, quantifiable performance target objectives for our CEO. And unvested equity awards would not lapse upon CEO termination.

GMI said our company's failure to establish and disclose specific standards regarding minimum stock holding standards for our directors may weaken the ability of equity awards to align executives' interests with long-term value creation.

Huntington Ingalls operated in a high environmental impact industry and had not adopted alternative energy practices that would lower its future environmental impacts and also had not identified specific environmental impact reduction targets. Also our company did not utilize the Global Reporting Initiative reporting framework.

Huntington Ingalls shareholders had potential stock dilution of 11%. Meanwhile our company will hopefully transition this year to one-year terms for directors after the 2014 shareholder proposal on this topic by the Illinois State Board of Investment won 97% support.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by ***FISMA & OMB MEMORANDUM M-07-16***

From: Monroe, Charles R., Jr.
Sent: Wednesday, October 22, 2014 5:23 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Monroe, Charles R., Jr.
Subject: RE: EXT :Rule 14a-8 Proposal Revision (HII)``

Mr. Chevedden,

We are in receipt of both your original and revised stockholder proposals. I have attached a letter (with accompanying attachments) requesting that you provide proof of compliance with the SEC's stock ownership requirements applicable to stockholder proposal proponents. We have also sent the attached letter to you by overnight delivery. We will likely be back in touch with you after we have received your proof of ownership.

Thanks,
Chuck

Charles R. Monroe, Jr.
Huntington Ingalls Industries, Inc.
(757) 534-2727

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, October 20, 2014 10:59 PM
To: Monroe, Charles R., Jr.
Subject: EXT :Rule 14a-8 Proposal Revision (HII)``

Mr. Monroe,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more than $1 million in shareholder value.
Sincerely,
John Chevedden

Huntington
Ingalls
Industries

October 22, 2014

<u>**VIA FEDERAL EXPRESS**</u>

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Huntington Ingalls Industries, Inc. (the "Company") to acknowledge receipt of your shareholder proposal (the "Proposal") for consideration at the Company's 2015 Annual Meeting of Stockholders. The Proposal was received by the Company on October 13, 2014.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Furthermore, you did not submit adequate proof along with the Proposal that you have satisfied Rule 14a-8's ownership requirements as of October 12, 2014, the date on which the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.).

Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least the one-year period preceding and including the date on which the proposal was submitted.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the shares is not able to confirm your holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Huntington Ingalls Industries, Inc., 4101 Washington Avenue, MS 909-7, Newport News, VA 23607. Alternatively, you may transmit any response by facsimile to me at (757) 688-1408 or via email at charles.monroe@hii-co.com.

If you have any questions with respect to the foregoing, please contact me at (757) 534-2727. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Charles R. Monroe, Jr.
Assistant General Counsel

/js

Enclosures

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder]

> held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

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the Commission and furnished to the registrant, confirming such holder's beneficial owners and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar docun provided for under applicable state law identifying the proposal or other corporate action that be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to so security holders with respect to the same meeting or action by consent or authorization for wl the registrant is soliciting or intends to solicit or to communicate with security holders with res to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a benef owner for whom the request was made and an employee or agent to the extent necessar effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuai paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with res to the same meeting or action by consent or authorization for which the registrant is solicitin intends to solicit or to communicate with security holders with respect to a solicitation commei by the registrant; or disclose such information to any person other than an employee, agen beneficial owner for whom a request was made to the extent necessary to effectuate the com nication or solicitation. The security holder shall return the information provided pursuar paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any informa derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrai performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security hol may be used instead of mailing. If an alternative distribution method is chosen, the costs of method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1 if the registrant has received affirmative written or implied consent to delivery of a single of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exc from the number of record holders those to whom it does not have to deliver a separate p statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its p statement and identify the proposal in its form of proxy when the company holds an annu special meeting of shareholders. In summary, in order to have your shareholder proposal incl on a company's proxy card, and included along with any supporting statement in its proxy s ment, you must be eligible and follow certain procedures. Under a few specific circumstances company is permitted to exclude your proposal, but only after submitting its reasons to Commission. We structured this section in a question-and-answer format so that it is easi understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its t of directors take action, which you intend to present at a meeting of the company's shareholders. proposal should state as clearly as possible the course of action that you believe the company sl follow. If your proposal is placed on the company's proxy card, the company must also provide i form of proxy means for shareholders to specify by boxes a choice between approval or disapprov abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, October 22, 2014 7:38 PM
To: Monroe, Charles R., Jr.
Subject: EXT :Rule 14a-8 Proposal (HII) blb

Mr. Monroe,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

October 22, 2014

John R. Chevedden
Via facsimile to ***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 30.000 shares of Huntington Ingalls Industries, Inc. (CUSIP: 446413106, trading symbol: HII) and no fewer than 80.000 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD) since July 1, 2013 (in excess of fifteen months). I can also confirm that Mr. Chevedden has continuously owned no fewer than 75.000 shares of Citigroup, Inc. (CUSIP: 172967424, trading symbol: C) since September 19, 2013 (in excess of twelve months), 50.000 shares of Eastman Chemical Company (CUSIP: 277432100, trading symbol: EMN) since September 23, 2013 (in excess of twelve months), no fewer than 75.000 of AGL Resources, Inc. (CUSIP: 001204106, trading symbol: GAS) since October 11, 2013 (in excess of twelve months) and no fewer than 250.000 shares of ABS Corp. (CUSIP: 00130H105, trading symbol: ABS) since October 11, 2013 (in excess of twelve months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14

Baxley, Bill

From: Baxley, Bill
Sent: Tuesday, December 02, 2014 6:53 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Your Rule 14a-8 Proposal dated October 12, 2014 to Huntington Ingalls Industries, Inc. (HII)

CCE00001.pdf

Mr. Chevedden –

I trust you are doing well. You may recall that you and I corresponded last year around this time about your Rule 14a-8 proposal to Huntington Ingalls Industries, Inc. (the "Company") to eliminate most of the supermajority voting requirements in the Company's articles and bylaws. As you recall, you agreed to withdraw that proposal, conditioned upon the Company's submission to its stockholders of a charter amendment on the subject, which the Company did at its 2014 annual meeting.

I understand you have submitted to the Company this year the attached Rule 14a-8 proposal to provide stockholders owning in the aggregate at least 20% of the common stock the right to call a special stockholder meeting. As you know from our interactions last year, the Company welcomes input from you and all of its stockholders, and the Company and its Board take matters of corporate governance very seriously.

We are considering discussing with the Company's Board the possibility of a bylaw amendment requiring a special stockholder meeting to be called at the request of stockholders owning in the aggregate at least 25% of the common stock. A survey of Delaware corporations included in the S&P 500 that allow stockholders to call special meetings indicates that a 25% threshold is the most popular level (almost half of the companies surveyed are at the 25% level, with another quarter of the companies at thresholds of 30% or higher). We envision that the bylaw amendment, if adopted, would contain customary procedural provisions, including (1) provisions requiring routine information about the identity, share ownership and interest in the business proposed of the stockholder initiating the request for the meeting, (2) language clarifying that the request can be made if it relates to a matter that is legally proper for stockholder action and does not conflict with other recent or scheduled stockholder meetings, and (3) typical provisions relating to the setting of the place, date and time of the special meeting.

As we consider next steps, we want to obtain your reaction to the possible adoption of a bylaw amendment along the lines described above. In particular, will you agree to withdraw your Rule 14a-8 proposal conditioned upon the Board's adoption prior to the Company's 2015 annual meeting of a bylaw amendment along the lines described in the preceding paragraph?

If it is helpful, I would be pleased to discuss this matter with you by telephone.

I look forward to hearing from you.

Bill Baxley

C. William Baxley
Partner

King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
Tel.: (404) 572-3580

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Mr. Bruce N. Hawthorne
Secretary
Huntington Ingalls Industries, Inc. (HII)
4101 Washington Avenue
Newport News, VA 23607
PH: 757-380-2000

Dear Mr. Hawthorne,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email ***FISMA & OMB MEMORANDUM M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16

Sincerely,

John Chevedden — October 12, 2014
John Chevedden — Date

FISMA & OMB MEMORANDUM M-07-16
Continuous company shareholder since 2011

cc: Charles R. Monroe, Jr. <charles.monroe@hii-co.com>
Assistant General Counsel
PH: 757-534-2727
FX: 757-688-1408

[HII: Rule 14a-8 Proposal, October 12, 2014]

4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% or less of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

An added incentive to vote for this proposal is our clearly improvable corporate governance as summarized in 2014:

GMI Ratings, an independent investment research firm, said Huntington Ingalls had not disclosed specific, quantifiable performance target objectives for our CEO. And unvested equity awards would not lapse upon CEO termination.

GMI said our company's failure to establish and disclose specific standards regarding minimum stock holding standards for our directors may weaken the ability of equity awards to align executives' interests with long-term value creation.

Huntington Ingalls operated in a high environmental impact industry and had not adopted alternative energy practices that would lower its future environmental impacts and also had not identified specific environmental impact reduction targets. Also our company did not utilize the Global Reporting Initiative reporting framework.

Huntington Ingalls shareholders had potential stock dilution of 11%. Meanwhile our company will hopefully transition this year to one-year terms for directors after the 2014 shareholder proposal on this topic by the Illinois State Board of Investment won 97% support.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***

Baxley, Bill

From: Baxley, Bill
Sent: Friday, December 05, 2014 2:54 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Your Rule 14a-8 Proposal dated October 12, 2014 to Huntington Ingalls Industries, Inc. (HII)

24511949_1.pdf

Mr. Chevedden –

As we discussed yesterday, attached is a draft of a possible special meeting bylaw provision. Let's discuss after you have had a chance to review.

Bill Baxley

C. William Baxley
Partner
King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
Tel.: (404) 572-3580

From: Baxley, Bill
Sent: Tuesday, December 02, 2014 6:53 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Your Rule 14a-8 Proposal dated October 12, 2014 to Huntington Ingalls Industries, Inc. (HII)

<< File: CCE00001.pdf >>
Mr. Chevedden –

I trust you are doing well. You may recall that you and I corresponded last year around this time about your Rule 14a-8 proposal to Huntington Ingalls Industries, Inc. (the "Company") to eliminate most of the supermajority voting requirements in the Company's articles and bylaws. As you recall, you agreed to withdraw that proposal, conditioned upon the Company's submission to its stockholders of a charter amendment on the subject, which the Company did at its 2014 annual meeting.

I understand you have submitted to the Company this year the attached Rule 14a-8 proposal to provide stockholders owning in the aggregate at least 20% of the common stock the right to call a special stockholder meeting. As you know from our interactions last year, the Company welcomes input from you and all of its stockholders, and the Company and its Board take matters of corporate governance very seriously.

We are considering discussing with the Company's Board the possibility of a bylaw amendment requiring a special stockholder meeting to be called at the request of stockholders owning in the aggregate at least 25% of the common stock. A survey of Delaware corporations included in the S&P 500 that allow stockholders to call special meetings indicates that a 25% threshold is the most popular level (almost half of the companies surveyed are at the 25% level, with another quarter of the companies at thresholds of 30% or higher). We envision that the bylaw amendment, if adopted, would contain customary procedural provisions, including (1) provisions requiring routine information about the identity, share ownership and interest in the business proposed of the stockholder initiating the request for the meeting, (2) language clarifying that the request can be made if it relates to a matter that is legally proper for stockholder action and does not conflict with other recent or scheduled stockholder meetings, and (3) typical provisions relating to the setting of the place, date and time of the special meeting.

As we consider next steps, we want to obtain your reaction to the possible adoption of a bylaw amendment along the lines described above. In particular, will you agree to withdraw your Rule 14a-8 proposal conditioned upon the Board's adoption prior to the Company's 2015 annual meeting of a bylaw amendment along the lines described in the preceding paragraph?

If it is helpful, I would be pleased to discuss this matter with you by telephone.

I look forward to hearing from you.

Bill Baxley

C. William Baxley
Partner
King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
Tel.: (404) 572-3580

Special Meeting Bylaw Provision

Section 2.02. Special Meetings.

(a) Subject to the terms of any class or series of Preferred Stock, special meetings of the stockholders of the Corporation may be called by the Board of Directors (or an authorized committee thereof) or the Chairperson of the Board of Directors, and shall be called by the Board of Directors (or an authorized committee thereof) or the Chairperson of the Board of Directors following the receipt by the Secretary of written requests to call a meeting from the holders of at least 25% of the voting power (the "Required Percentage") of the outstanding capital stock of the Corporation (the "Voting Stock") who shall have delivered such requests in accordance with this bylaw. Except as otherwise required by law or provided by the terms of any class or series of Preferred Stock, special meetings of stockholders of the Corporation may not be called by any other person or persons.

(b) A stockholder may not submit a written request to call a special meeting unless such stockholder is a holder of record of Voting Stock on the record date fixed to determine the stockholders entitled to request the call of a special meeting. Any stockholder seeking to call a special meeting to transact business shall, by written notice to the Secretary, request that the Board of Directors fix a record date. A written request to fix a record date shall include all of the information that must be included in a written request to call a special meeting from a stockholder who is not a Solicited Stockholder, as set forth in the succeeding paragraph (c) of this bylaw. The Board of Directors may, within 10 days of the Secretary's receipt of a request to fix a record date, fix a record date to determine the stockholders entitled to request the call of a special meeting, which date shall not precede, and shall not be more than 10 days after, the date upon which the resolution fixing the record date is adopted. If a record date is not fixed by the Board of Directors, the record date shall be the date that the first written request to call a special meeting is received by the Secretary with respect to the proposed business to be conducted at a special meeting.

(c) Each written request for a special meeting shall be provided to the Secretary and shall include the following: (i) the signature of the stockholder of record signing such request and the date such request was signed, (ii) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and (iii) for each written request submitted by a person or entity other than a Solicited Stockholder, as to the stockholder signing such request and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act) (if any) on whose behalf such request is made (each, a "party"):

(1) the name and address of such party;

(2) the class, series and number of shares of the Corporation that are owned beneficially and of record by such party (which information set forth in this clause shall be supplemented by such party not later than 10 days after the record date for determining the stockholders entitled to notice of the special meeting to disclose such ownership as of such record date);

(3) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such party, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such party with respect to shares of stock of the Corporation (which information set forth in this clause shall be supplemented by such party not later than 10 days after the record date for determining the stockholders entitled to notice of the special meeting to disclose such information as of such record date);

(4) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the

proposal to be considered at the special meeting in a contested election pursuant to Section 14 of the Exchange Act;

(5) any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) of such party in one or more of the items of business proposed to be transacted at the special meeting; and

(6) a statement whether or not any such party will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to carry the proposal to be considered at the special meeting (such statement, a "Solicitation Statement").

For purposes of this bylaw, "Solicited Stockholder" means any stockholder that has provided a request in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A.

A stockholder may revoke a request to call a special meeting by written revocation delivered to the Secretary at any time prior to the special meeting; provided, however, that if any such revocation(s) are received by the Secretary after the Secretary's receipt of written requests from the holders of the Required Percentage of Voting Stock, and, as a result of such revocation(s), there no longer are unrevoked requests from the Required Percentage of Voting Stock to call a special meeting, the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting. A business proposal shall not be presented for stockholder action at any special meeting if (i) any stockholder or beneficial owner who has provided a Solicitation Statement with respect to such proposal does not act in accordance with the representations set forth therein or (ii) the business proposal appeared in a written request submitted by a stockholder who did not provide the information required by the preceding clause (c)(2) of this bylaw in accordance with such clause.

(d) The Secretary shall not accept, and shall consider ineffective, a written request from a stockholder to call a special meeting (i) that does not comply with the preceding provisions of this bylaw, (ii) that relates to an item of business that is not a proper subject for stockholder action under applicable law, (iii) if such request is delivered between the time beginning on the 61st day after the earliest date of signature on a written request that has been delivered to the Secretary relating to an identical or substantially similar item (such item, a "Similar Item") and ending on the one-year anniversary of such earliest date, (iv) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 90th day after the Secretary receives such written request, or (v) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the Secretary of such request to call a special meeting.

(e) The Board of Directors shall determine in good faith whether the requirements set forth in subparagraphs (d)(ii) through (v) have been satisfied. Either the Secretary or the Board of Directors shall determine in good faith whether all other requirements set forth in this bylaw have been satisfied. Any determination made pursuant to this paragraph shall be binding on the Corporation and its stockholders.

(f) The Board of Directors shall determine the place, and fix the date and time, of any special meeting called at the request of one or more stockholders, and, with respect to all other special meetings, the date and time of a special meeting shall be determined by the person or body calling the meeting. The Board of Directors may submit its own proposal or proposals for consideration at a special meeting called by the Chairperson of the Board of Directors or called at the request of one or more stockholders. The record date or record dates for a special meeting shall be fixed in accordance with Section 213 (or its successor provision) of the Delaware General Corporation Law (the "DGCL"). Business transacted at any special meeting shall be limited to the purposes stated in the notice of such meeting.

Baxley, Bill

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, December 09, 2014 11:29 AM
To: Baxley, Bill
Subject: Rule 14a-8 Proposal (HII)

Mr. Baxley,
Thank you for the bylaw text.
The special meeting topic is difficult to negotiate on.
I believe any bylaw text would need to be as brief as the text below on another topic.
Sincerely,
John Chevedden

Any action which may be taken at a meeting of stockholders may be taken without a meeting (and without prior notice) if a written consent or consents, setting forth the action taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of any corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented.